SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 1, 2004

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No.153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:         Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:      No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:      No:

Enclosures:
Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board. Subject: TURKCELL PROVIDES UPDATE ON NATIONAL ROAMING

TURKCELL PROVIDES UPDATE ON NATIONAL ROAMING

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Previously, Turkcell announced that The Telecommunication Authority (“TA”) had fined the Company, claiming that Turkcell had not complied with its responsibility under Turkish regulations (Telegram and Telephone Law number 406, Article: 10) to provide national roaming. Accordingly, Turkcell was charged a fine of TL21,822,150,300,000 (approximately US$15.3mn as of November 30, 2004). Turkcell paid the fine in April 2004, and subsequently commenced legal actions against the TA’s ruling, in addition to seeking an injunction to cease implementation of the procedures and policies set out in the new regulation issued by TA regarding national roaming.

In response to the lawsuit filed by Turkcell regarding the TA’s decision, the 10th Chamber of the Council of State in Turkey has issued an injunction to cease the decisions and actions that are the subject of a lawsuit until the case is finalized, but rejected Turkcell’s request for an injunction to cease implementation of the procedures and policies under the new regulation with respect to national roaming. Although the case still continues, this development enables Turkcell to make a claim for the repayment of the fine previously paid.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Investor Relations 01.12.2004, 09:30	Umit Akin Legal Affairs 01.12.2004, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 1, 2004	By:	/s/ Muzaffer Akpinar
	Name: Title:	Muzaffer Akpinar Chief Executive Officer